

Incolo
Cultivating Communities

Formerly
CrowdfundNC.com

Disclosures

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

Why Incolo Exists

We create "investable" communities

"***Investable***" = People would want to invest in a company even if they were not raising capital

What We Have Accomplished

- **Established & Growing** founder community, The FĒNX, led by successful entrepreneurs *(from our 1st acquisition on Dec 31, 2020)*

- **260%** founder company contract increase 2019 to 2020

- **Triple-digit revenue** growth 2019 to 2020

- **$1.3M+** in signed/pending equity & warrants

- **2nd acquisition** Dec 31 to help drive revenue, growth, and impact

- **Founders who have sold** their companies training other founders



Problem

Traditional Models for **Businesses** & **Investors** Are Not Working

Inaccessible

On average, the largest accelerators have **under a 3% acceptance rate** from 1,000's of applicants.

One of the largest programs has been estimated to **accept 66% because of a prior**, direct connection.

Misaligned Incentives

Often, more weight is placed on the metrics that **aren't best for the business.**

Investors are **invested in the success of the portfolio**, not the individual businesses.

Often founders and investors are left disappointed with $MM of dollars and several years that feel wasted.

Current Models

With existing startup programs and new funding mechanisms, tools are available, but incentive alignment and access need improvement

Fundraising Platforms

Provide the opportunity to raise investment capital from the masses, **but most are incentivized on the amount raised**, not the success of the business

Incubators & Accelerators

Provide access to mentors, investors, and experts **to a small fraction of startups** who meet specific criteria.

Investment Marketing Firms & Promoters

Incentivized to find large pockets of potential capital to **show how much they raised** (firms) or **who will sign up for their services** (promoters) - neither is based on the success of businesses

Incolo
Cultivating Communities



St All
F s

Focuse tor” Base

Incolo
Cultivating Communities

Incolo Flywheel of Returns Shared Broadly

C. Funding / Capital
While many founders will grow off revenue, the flywheel provides access to traditional + new ways of raising capital from anyone (e.g. community) through 3rd party investment platforms.

A. Founder Community Platform
The FĒNX provides access to a community of founders, serial entrepreneurs, experts, and education to help founders rise from the grind.



Businesses & Investors Scale, Exit, & (Re)Invest Together

B. Masterclasses & Coaching
Founders dive deep in highly curated sessions with founder/partner communities
Investors have access to education & communities of other investors

Incolo
Cultivating Communities

Our Model

We built a platform **with a pipeline that generates revenue** while aiming to create more investable businesses.



Founders may enter at any stage in the funnel.

Founders enter The FĒNX community for a monthly fee or yearly with a discount.

For those who need more **in-depth masterclasses,** they can self-select to opportunities through the platform. Incolo is paid **a flat fee** and in many cases **Equity & Warrants** for services

Businesses are positioned for growth with funding opportunities and to **scale and exit.**

Incolo
Cultivating Communities

Incolo Aligns Incentives

Incubators & Accelerators
Incolo helps create value to existing programs by **[A] integrating ongoing 'programming'** for founders who are accepted and **[B] providing 'programming'** for founders who aren't accepted.

Fundraising Platforms
Founders in our network are **rigorously vetted through a process of self-selection** & **hitting key business traction** proof points creating high quality deal flow.

Investment Marketing Firms / Promoters
Firms and Promoters scale quicker if startups they support have **follow-on rounds of capital AND show significant business traction**.



Incolo collaborates with the startup ecosystem to help founders rise from the grind.

Incolo
Cultivating Communities

Growing Investable Communities




In **Western NC**, we educate founders on funding paths including growing off revenue, how to successfully raise investment $, and growing their businesses through a more diverse partner base


 SAUNA HOUSE



In the **Triad**, we're helping attract and retain talent & capital with partners

  



With partners in the **Triangle**, we're (re)inventing how main street and foodpreneurs start & grow profitable businesses.





We're pairing founders around the **Queen City** with other founders & partners across geographies to grow & exit together

 

We've built a landing spot for **2-Sided Marketplace founders** to build, scale, & exit within a community of successful founders.



In **Wilmington**, we're converging models for social impact & helping drive that to other geographies







Access = Potential Returns

Founders & Communities Have Access to Share in the Returns of Building & Investing in Businesses Connected Locally



NC Grind
Invest from mountains to sea

Cumulative $ Raised Under Regulation CF in North Carolina

- $170,010
- $545,041
- $573,691
- $701,968
- $1,662,488
- $1,875,980
- $2,640,598
- $4,050,833

Incolo
Cultivating Communities

The Market is Huge

30.2 million small businesses in the US and in 2019, the venture industry deployed over **$135B in capital.**

In North Carolina, there was **$1.5B in venture funding** and **~$2.5B in loans under $100K**, while **>150K businesses with 1-20 employees**

(our focus)

On average, each N.C. Accelerator receives **594 applications for 9.6 spots**.

We can become profitable from supporting even just a fraction of the entrepreneurs & investors connected to North Carolina...

Our focus is N.C....our reach is global

We're Just Getting Started

Year	2019	2020	2021
# of FĒNX Members	N/A	50+ (acquired Dec 31, 2020)	Targeting 100's
# of paid boon (was 'Launch') contracts	5	18 (mostly the 2nd half of the year)	TBD
The # of Team Members	~1.5	~2, then 4 (hiring Sep & Nov), then 7 (through 2 acquisitions)	7 to 8
Revenue (unaudited)	$5K	$36K. Doesn't include FENX or boon, Inc. which weren't acquired until Dec 31, 2020.	$13.6K (actual thru Mar 12) + $18.5K (signed, not incl. FENX) $32K (pending 2021 contracts)

Why Invest In Incolo?

Be part of world class advisors and partners to help bring in and be (co)invested in the 1,000's of founders looking to be the next Pendo, Chipotle, and Spoonflower and RISE FROM THE GRIND!

Incolo
Cultivating Communities

Incolo Team

➔ Has personally invested in over 120 private businesses & had several exits

➔ Experience in marketing, media, medical, real estate, crypto, emerging tech. This is extended through curated Investability Advisors.

➔ We have titles, but we'd rather be known by the results of our execution and how we help cultivate a (co)invested community **http://incolo.io/about**



Projections

Worst Case

We look similar to an accelerator and **are paid $millions in equity and warrants** in a diversity of businesses along with **revenue** from founder subscriptions and advisory for the incredible value we bring.

Best Case

Returns are democratized to the masses

Our model works globally for how to generate (co)investment with **communities valued in the billions** focused on generating value through quality entrepreneurial communities.



Our Structure is by the Community for the Community

- **Public Benefit LLC** (for-profit) aiming to democratize returns by helping create quality businesses & access to the masses

- **10% of our equity is reserved** for community-voiced 'impact' and is non-dilutive to our equity holders

- **Our revenue & equity/warrants** in a diversity of companies provides a play on the startup community itself.

Our structure is 1 of the main reasons why founders & partners work with Incolo

Financial Model

&

Supplemental Material

The FĒNX for Founders & Entrepreneurial Groups



FĒNX

$1 trial
$99/mo

24/7 Online Education Raising capital, 6 ways to compensate a team, living a Scaled Life where one doesn't sacrifice family or health are just a few of the courses and values

Masterminds Masterclasses are run by experienced founders with live interaction during sessions. Founders learn from masters and other attendees

Community Curation Our team and partners actively cultivate interactions of potential founder to founder growth ops in real time locally and globally

Incolo
Cultivating Communities

Interactions Often Lead to More Cultivated Efforts

Some Sample Efforts

Mainstreet & Ghost Kitchens
Our entrepreneurs are already fulfilling new ways people shop local and where they eat.

Marketplace Founders
Trying to sell to 1 customer is hard, 2 is insane. One of our marketplace founders already sold his company < 6 months out of the cohort. Others are learning how to build, scale, and exit.

Social Impact
Building diverse towns & cities where 'systems' are in place providing all potential access to thrive... not just the well off isn't just good will... it's essential for humanity.

High Growth
$5K + ~1% stake

Real Estate & Main Street
$5K + ~5% stake

Small Fees HUGE Value

ADVICE *and* ***NETWORK*** *of (co)invested build partners.*

Incolo
Cultivating Communities

Returns in <u>Potential High Growth</u>

Imagine if you were 1 of the investors when Uber was first funded in Sept 2010

Valuation $5.4M → $69.05B

$1K invested → returned $1.5M



Uber Valuation

Source: Sharespost, The Wall Street Journal, Forbes

Early investors saw massive returns 10 years after investing

Incolo
Cultivating Communities



High Potential Growth Tech Founder

Incolo
Cultivating Communities

<u>BatteryXchange (aka "BXE")</u>

1st Round: $4M Valuation Cap w/ investment minimums at $250

Our boon (formerly "Launch") contract
Cash + an equity stake

"Redbox meets battery rental"
Team: Demonstrated Sacrifice to Scale; Unique Supply Chain Relationships in China

Pre-COVID Placement: US Bars, Restaurants, Conferences

COVID: Hospitals & Essential Workers

Post-COVID: Both of the above & others

What's our stake worth at exit?

It could yield $0 or scale to the next 'Uber-like' return. Our Network partnered with BXE's increases the chances for sales-gen, team growth, capital, and channel partners.

Returns in **Real Estate & Main Street**

What would an investment in Chipotle or similar brands look like today?

It all depends on the profit by location

$K's to $MM's profit per location

Multifamily Real Estate such as apartment complexes usually generate 10% to 30% annual ROI

Strong Mainstreet Brands have similar potential for early investors

These types of opportunities usually provide access to potential returns along the way in as little as 1 to 2 years.

Example of a Main Street Founder



Strong Brand & Loyal Fans

Team: Knowledgeable and Dedicated; Quick to Pivot, Creative, and Persevering

Pre-COVID: Limited food truck use; mainly 1 physical location & catering

COVID: Expanded food truck via partners

Post-COVID: Franchise & other potential

Limited External Funding

Our boon (formerly "Launch") contract
Cash + a warrant (aka. the right to buy equity in the future at the current valuation)

What's our stake worth at exit?

Could Big C grow to a national chain?... Possibly. Strong brands, with a loyal & growing customer base, good food, and vast network have more options.



We've also worked with distilleries, medical technology, and many other types of industries

Will enough people buy a product or service for more than it costs = PROFIT



"We've had the pleasure of working with [Incolo] through the past two cohorts of our Invested training course and see a considerable opportunity to further deliver this curriculum in the region.

They also provide excellent technical assistance services focused on helping founders become fundraising ready, and we see these as an important complement to our small business lending and business education courses.

We are thankful for the opportunity to support this important project."

-- Mountain BizWorks, a 31-year-old U.S. Treasury Certified Community Development Financial Institution

Why Us? Why NC? Why Now?

➔ **Investing in us** is like taking a stake in the diversity of a rising founder community connected to North Carolina.

➔ **Our model generates** cash and usually equity/warrants whether a founder needs to raise capital or their path is to grow off revenue.

➔ **We're cultivating an unprecedented** ability for communities to be (co)invested through our model & through businesses who choose to open the opportunity for anyone to $invest.

What would investors and founders dedicated to a (co)invested world create? Let's go create it together!